UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Approval for the Addition of a Direct Subsidiary – Korea Foss Securities Co., Ltd.

On May 3, 2024, Woori Financial Group Inc. (“Woori Financial Group”) disclosed that its board of directors approved a merger between its wholly-owned subsidiary Woori Investment Bank Co., Ltd. and Korea Foss Securities Co., Ltd. Woori Financial Group’s board of directors resolved that once the merger is complete, Korea Foss Securities Co., Ltd. will become a direct subsidiary of Woori Financial Group, while Woori Investment Bank Co., Ltd. will no longer be a subsidiary of Woori Financial Group, since it will cease to exist.

Woori Financial Group aims to enter the securities business through such merger, as a part of its efforts to expand its non-bank business portfolio.

Upon completion of the merger process, which will require approval from the Financial Services Commission and the shareholders of each company (or board resolutions in lieu of such shareholder approval), Woori Financial Group plans to separately disclose that it has completed the addition of a new direct subsidiary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: May 3, 2024	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President